Value Line Core Bond Fund
7 Times Square, 21st Floor
New York, NY 10036-6254

February 1, 2013

Via Edgar Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Valerie Lithotomos

Re:
Combined Proxy and Registration Statement on Form N-14 (“Registration Statement”) of Value Line Core Bond Fund (formerly, Value Line Aggressive Income Trust, referred to herein as the “Acquiring Fund”)

SEC File No. 333-185644

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Leonard A. Pierce and Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP on January 24 and 25, 2013, relating to the Acquiring Fund’s Registration Statement which was filed with the Commission on December 21, 2012.  The Registration Statement relates to the proposed reorganization of Value Line U.S. Government Securities Fund, Inc. (the “Target Fund”) with and into the Acquiring Fund (the “Reorganization”).  For the staff’s convenience, its comments are restated below, followed by the Acquiring Fund’s responses.  Unless otherwise indicated, all page numbers refer to the Registration Statement as filed on December 21, 2012.

Comment 1

Please confirm the series and class information of the Acquiring Fund has been updated on Edgar to reflect the change in name.

Response 1

Confirmed.

Comment 2

Please confirm that shareholders of the Target Fund will receive fractional shares of the Acquiring Fund in connection the Reorganization.

February 1, 2013

Response 2

Confirmed.  Additional disclosure has been added on page 2 of the Registration Statement to clarify that fractional shares will be issued.

Comment 3

Please confirm that, in determining whether the combined fund may use the historical performance of the Acquiring Fund, the Target Fund and the Acquiring Fund compared the attributes of each to the proposed combined fund for the closest resemblance, considering any differences in: investment adviser; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

Response 3

Confirmed.

Comment 4

Please confirm that the Acquiring Fund’s policy of investing at least 80% of its assets in accordance with its name is correctly reflected.

Response 4

Confirmed.  On pages 3, 18 and 20 of the Registration Statement, the Acquiring Fund’s policy is stated as investing, under normal circumstances, at least 80% of its assets in bonds and other debt instruments.  This 80% policy reflects comments from the Commission staff received in December 2012.

Comment 5

Please explain why the Acquiring Fund is described, on page 4, as investing “principally in U.S. corporate debt obligations as well as U.S. government securities” but described, on page 3, as investing “at least 80% of the Acquiring Fund’s assets . . . in bonds and other debt instruments.”

Response 5

The description on page 4 further describes the types of “bonds and other debt instruments” in which the Acquiring Fund invests as part of its 80% policy.  It is provided as a comparison to the types of securities in which the Target Fund invests, set forth in the same row on page 4, in accordance with the requirements of Form N-14 to compare and contrast the funds’ differences.

February 1, 2013

Comment 6

Please confirm the Registration Statement includes a comparison of the risks associated with an investment in the Acquiring Fund as opposed to the Target Fund.

Response 6

Confirmed.  That comparison is set forth on pages 6 and 7 of the Registration Statement.

Comment 7

Please explain why the waivers reflected in the Annual Fund Operating Expenses table for the Acquiring Fund in its Registration Statement on Form N-14 differ from those reflected in its Registration Statement on Form N-1A, filed October 5, 2012 and supplemented December 10, 2012.

Response 7

Amendments, effective February 1, 2013, were adopted to the Acquiring Fund’s fee waivers by its Board of Trustees on December 13, 2012, after the filing of the above-referenced Post-Effective Amendment and supplement to the Acquiring Fund’s Registration Statement on Form N-1A.  A supplement to the Acquiring Fund’s Registration Statement on Form N-1A was filed on January 31, 2013 to reflect these amendments.  Please see Response 14 below for further information.

Comment 8

Please confirm that capital loss carryforwards have been addressed in the Registration Statement as applicable.

Response 8

Confirmed.  The Registration Statement addresses capital loss carryovers on page 16.

Comment 9

Please confirm that expenses of the Acquiring Fund and Target Fund set forth in the paragraph preceding the Annual Fund Operating Expenses table on page 8 are depicted for the period required in each fund’s current prospectus.

February 1, 2013

Response 9

Confirmed.

Comment 10

On page 8, please confirm that, the percentage in the “Less Management Fee Waiver” row of the “Acquiring Fund (Combined) Pro Forma” column in the Annual Fund Operating Expenses table is correct.

Response 10

Confirmed.  The contractual Management Fee waiver reduces the Management Fee to an annual rate of 0.40% of the Acquiring Fund’s average daily net assets without regard to asset levels.  This waiver was mistakenly depicted as applicable to only the first $100 million of average daily net assets in the Registration Statement filed December 21, 2012.

Comment 11

On page 17 of the Registration Statement, please provide the capitalization information as of  the date of the pro forma combined financial statements, not November 30, 2012.  Please add to the Capitalization table an “Adjustments” column and footnotes reflecting adjustments attributable to the retirement of shares and the costs of the Reorganization borne by shareholders of the Target Fund and the Acquiring Fund.

Response 11

Accepted.

Comment 12

In the Pro Forma Statement of Assets and Liabilities on page B-14 of the Registration Statement, please revise the “Adjustments” column and footnotes to reflect the adjustment attributable to the costs of the Reorganization borne by shareholders of the Target Fund and the Acquiring Fund.  Please also disclose on page 2 of the Registration Statement that costs of the Reorganization will be borne by the funds’ shareholders.

Response 12

Accepted.

February 1, 2013

Comment 13

In footnote 3 to the financial statements on page B-15 of the Registration Statement, the description of the funds’ use of fair valuation accounting standards (FASB ASC 820-120) does not discuss its application to the funds’ actual portfolio holdings.  Please specify whether (and, if so, the extent to which) the Acquiring Fund or Target Fund use level 2 or level 3 inputs in the valuation of portfolio holdings.  If the funds do not hold any securities valued using level 2 or 3 inputs, please indicate whether they have held such securities over the past year.

Response 13

A table indicating the hierarchy for measuring fair value pursuant to FASB ASC 820- is set forth at the end of the Pro Forma Schedule of Investments on page B-13.  A cross-reference directing shareholders to that table has been added to footnote 3 to the financial statements on page B-16, stating “Please see page B-16 for a breakdown of the funds’ assets fair valued in each of these three levels.”

Comment 14

Please supplementally describe the recent changes in the Acquiring Fund’s Management Fee and Rule 12b-1 Fee waivers.

Response 14

On June 21, 2012, the Board of Trustees of the Acquiring Fund approved the continuance of: (1) the Acquiring Fund’s Investment Advisory Agreement with EULAV Asset Management (“Adviser”), which provides for payment of a Management Fee at an annual rate equal to 0.75% on the first $100 million of the Acquiring Fund’s average daily net assets and 0.50% of such net assets in excess thereof; and (2) the Acquiring Fund’s Distribution Agreement with EULAV Securities LLC (“Distributor”), which provides for payment of a Rule 12b-1 Fee at an annual rate of 0.25% of the Acquiring Fund’s average daily net assets.  In connection with the renewals, (1) the then-existing waiver of a portion of the Management Fee equal to 0.20% on the first $100 million of average daily net assets was extended through June 30, 2013, and (2) the waiver of a portion of the Rule 12b-1 Fee equal to 0.10% of the Acquiring Fund’s average daily net assets was extended through June 30, 2013.  As implemented, these waivers may not be changed or terminated unless approved by the Acquiring Fund’s board, including a majority of the independent trustees, and the Adviser.  The Acquiring Fund disclosed these fees and contractual waivers1 in the Post-Effective Amendment to its Registration Statement on Form N-1A, filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on October 5, 2012, and also in the supplement filed pursuant to Rule 497 under the Securities Act on December 10, 2012.

1 The contractual waivers are described in the above-referenced filings on Form N-1A as effective through May 31, 2013, the date on which the Acquiring Fund’s Registration Statement on Form N-1A would cease to be used, rather than June 30, 2013.  Please see Comment 16 for further explanation.

February 1, 2013

On December 13, 2012, the Board of the Acquiring Fund re-examined the Acquiring Fund’s fee structure and approved as in the best interests of shareholders:

(1) Permanent Waiver:  a Permanent Fee Waiver to the Investment Advisory Agreement, effective February 1, 2013, permanently reducing the Management Fee from an annual rate of 0.75% to an annual rate of 0.50% on the first $100 million of the Acquiring Fund’s average daily net assets.  This change reduced the Management Fee rate by effectively implementing a Management Fee at an annual rate of 0.50%, without regard to asset levels – eliminating 0.25% of Management Fees on the first $100 million; and

(2) Additional Non-Permanent Waiver:  an Amendment to the then-existing Fee Waiver Agreement, effective February 1, 2013 through June 30, 2014, with respect to both the Management Fee waiver and the Rule 12b-1 Fee waiver of the Acquiring Fund.

(i) Management Fee.  Prior to the effective date of this change, the Management Fee waiver was 0.20% on the first $100 million of average daily net assets, resulting in a Management Fee rate of 0.55% on the first $100 million of average daily net assets and 0.50% on assets in excess thereof.  After the effective date of this change, the Management Fee waiver is 0.10% of average daily net assets, resulting in a Management Fee rate of 0.40% without regard to asset levels (after giving effect to the Permanent Fee Waiver described above).  This waiver was implemented for the period from February 1, 2013 through June 30, 2014—12 months longer than the prior waiver—and can only be changed or terminated during that period by the Board, including a majority of the independent trustees, and the Adviser; and

(ii) Rule 12b-1 Fee.  Prior to the effective date of this change, the Rule 12b-1 Fee waiver was 0.10% of average daily net assets, resulting in a Rule 12b-1 Fee rate of 0.15%.  After the effective date of this change, the Rule 12b-1 Fee waiver is 0.05%, resulting in a Rule 12b-1 Fee rate of 0.20%.  This waiver was implemented for the period from February 1, 2013 through June 30, 2014—12 months longer than the prior waiver—and can only be changed or terminated during that period by the Board, including a majority of the independent trustees, and the Adviser.

The Acquiring Fund reflected these waivers in its Registration Statement on Form N-14, filed December 21, 2012, a supplement to its Registration Statement on Form N-1A, filed January 31, 2013, and Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14.

February 1, 2013

Comment 15

Please clarify the related disclosure on page 8 with respect to the Annual Fund Operating Expenses table.

Response 15

Accepted. The disclosure set forth in the paragraph preceding the table has been expanded as indicated below with underlined text.

The expenses appearing in the table below for your fund and the Acquiring Fund are based on such fund’s expenses for the fiscal year ended August 31, 2012 and January 31, 2012, respectively, as set forth in its prospectus.  The Acquiring Fund’s expenses have been restated to reflect certain amendments to fees and waivers that will take effect February 1, 2013, as if in effect throughout that fiscal year.  Future expenses may be greater or less.  The table also shows the estimated (“pro forma”) expenses of the combined fund assuming the reorganization occurred on August 31, 2011.  If the Acquiring Fund’s expenses had not been restated, the expenses in the table would be higher for both the Acquiring Fund and the pro forma combined fund.  The pro forma expense levels shown should not be considered an actual representation of future expenses or performance…

Comment 16

Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect fee waivers in the Annual Fund Operating Expenses table “[i]f there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement.”  In the Acquiring Fund’s Registration Statement on Form N-1A filed December 10, 2012, it appears that the waivers do not extend for at least one year from effectiveness in December 2012.  We recognize that three days after effectiveness, the Board extended these waivers through June 30, 2014, a period longer than one year.  Please confirm that the prospectuses of other funds managed by the Adviser are in conformity with the fee table disclosure presentation requirements set forth in the instructions to Form N-1A.

Response 16

Confirmed.

February 1, 2013

Comment 17

Please disclose in the Registration Statement the benefits to the Distributor and the Adviser in connection with the Reorganization, which could result in a conflict of interest.

Response 17

The funds’ Boards considered potential benefits to the Distributor and the Adviser.  The Registration Statement discloses potential benefits in the description appearing under the caption “Reasons for the Reorganization,” beginning on page 12.  In particular, please see the last paragraph on page 14.  Additional disclosure has been added regarding potential benefits resulting from the change in the Rule 12b-1 waiver which will provide additional resources to the Distributor out of which it can satisfy obligations to third parties that sell shares of the fund or that it can retain to satisfy its own distribution costs.

Comment 18

The pro forma combined financial statements are presented as of August 31, 2012, which is the Target Fund’s fiscal year end, rather than July 31, 2012, which is the Acquiring Fund’s semi-annual period end.  Please confirm that the Acquiring Fund does not have financial statements as of a date more recent than August 31, 2012.

Response 18

Confirmed.

*******************

The Acquiring Fund’s responses to the Commission staff’s comments are reflected in Pre-Effective Amendment No. 2 of the Registration Statement.

The Acquiring Fund requests that the Registration Statement be declared effective on February 4, 2013 or as soon as practicable thereafter in order to have a sufficient amount of time to obtain shareholder votes in connection with the proposed March 21, 2013 shareholder meeting date.  In accordance with the requirements of Rule 461 of Regulation C under the Securities Act for making written or oral requests for acceleration, the Acquiring Fund and its principal underwriter, EULAV Securities LLC, acknowledge that they are aware of their obligations under the Securities Act.

The Registration Statement has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Acquiring Fund will retain the manually executed copy of the Registration Statement.  No filing fee is required because of reliance on Section 24(f) under the 1940 Act.

February 1, 2013

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Acquiring Fund acknowledges the following:

●	the Acquiring Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Acquiring Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Acquiring Fund may not assert this staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

Value Line Core Bond Fund

	By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

cc: Leonard A. Pierce
Gretchen Passe Roin
Peter Lowenstein